BlackRock Multi-State Municipal Series Trust (“the Registrant”): BlackRock New York Municipal Bond Fund

Exhibit 77I

Terms of new or amended securities

Effective on the close of business on June 10, 2013, all of the issued and outstanding shares of Investor B Shares of the Fund were converted into Investor A1 Shares of the Fund with the same relative aggregate net asset value as the Investor B Shares held immediately prior to the conversion. At the time of the conversion, the Investor A1 Shares of the Fund had lower total expense ratios, and equal or lower distribution fees and shareholder servicing fees payable under the Fund’s 12b-1 plan than the Investor B Shares. No sales load, fee, or other charge was imposed on the conversion of these shares and, the Investor A1 Shares are not be subject to the contingent deferred sales charge that were charged on the redemption of the Investor B Shares.